Writer's Direct Number	Writer's E-mail Address
212.756.2376	Eleazer.Klein@srz.com

December 23, 2023

VIA EDGAR AND ELECTRONIC MAIL

Daniel Duchovny Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:

The Walt Disney Company

DFAN14A

Filed December 14, 2023 by Trian Fund Management, L.P., Trian Management GP, LLC, Nelson Peltz, Peter W. May, Matthew Peltz, Josh Frank, James A. Rasulo, Trian Partners, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Master Fund, L.P., Trian Partners Co-Investment Opportunities Fund, Ltd., Trian Partners Fund (Sub)-G, L.P., Partners Strategic Investment Fund-N, L.P., Trian Partners Strategic Fund-G II, L.P., Trian Partners Strategic Fund-K, L.P., Isaac Perlmutter, The Laura and Isaac Perlmutter Foundation Inc., Object Trading Corp., Isaac Perlmutter T.A. and Zib Inc.

File No. 001-38842

Dear Mr. Duchovny:

On behalf of Trian Fund Management, L.P. and its affiliates (collectively, "Trian") and the other filing persons (together with Trian, the "Filing Persons"), we are responding to the letter, dated December 18, 2023, from the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") regarding the soliciting material under Rule 14a-12 filed on Schedule 14A on December 14, 2023 (the "Soliciting Material") with respect to The Walt Disney Company ("Disney" or the "Company").

We have reviewed the comments of the Staff and respond below. For your convenience, the text of the Staff's comments is set forth below in italics, with responses on behalf of the Filing Persons interlineated in normal type.

Soliciting Material Under Rule 14a-12

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for the following disclosure:

  that "...Disney has woefully underperformed its peers and its potential";

The Filing Persons believe that the foregoing statement is supported by numerous facts, including as provided in the Soliciting Material. In particular, the Company has consistently underperformed relative to (i) its proxy peers (as identified in the Company's 2023 Revised Definitive Proxy Statement, filed with the Commission on Schedule 14A on February 13, 2023 (the "Company's 2023 Proxy Statement")), which consist of Alphabet Inc., Amazon.com, Inc., Apple Inc., AT&T Inc., Comcast Corp., Meta Platforms, Inc., Netflix, Inc., Paramount Global and Warner Bros. Discovery, Inc. (collectively, "Proxy Peers") and (ii) the S&P 500. As discussed in endnote (ii) of the Soliciting Material, the Company's total shareholder return has materially lagged behind that of its Proxy Peers and the S&P 500 as follows:1

a)	In the past year, the Company has underperformed the S&P 500 by 34% and has unperformed its Proxy Peers by 44%.
b)	In the last three years, the Company has underperformed the S&P 500 by 66% and has underperformed its Proxy Peers by 33%.
c)	In the last five years, the Company has underperformed the S&P 500 by 89% and has underperformed its Proxy Peers by 69%.
d)	In the last ten years, the Company has underperformed the S&P 500 by 168% and has underperformed its Proxy Peers by 353%.

Further, the Filing Persons note that, in the most recent fiscal year, the Company's earnings per share were lower than the earnings per share generated by Disney a decade ago despite investing over $100 billion of capital in its businesses. Disney earnings per share in the last fiscal year were 50% lower than the Company's historical earnings per share peak,2 evidencing Disney's failure to perform to its potential.

  that "[m]argins in both Disney's Direct-to-Consumer business and its consolidated media operations significantly lag peers"; and,

The Filing Persons believe that the foregoing statement is supported by comparing the Company's financial performance with that of its most comparable industry peers – Netflix, Inc. and Warner Brothers Discovery, Inc. For its Direct-to-Consumer business, the Company had -12% EBITDA margins over the last twelve months on a consolidated basis, compared to -5% for Warner Bros. Discovery, Inc.'s Direct-to-Consumer segment and 19% for Netflix Inc.'s pure-play Direct-to-Consumer business. The Company's Entertainment and Sports segments, which control the Company's consolidated media operations, had 6% EBITDA margins in fiscal year 2023, compared to Warner Bros. Discovery, Inc.'s 23% EBITDA margins as of Q3 2023 and Netflix, Inc.'s 19% EBITDA margins as of Q3 2023.3

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1 FactSet.

2 Commission filings. Earnings per share as referenced in this paragraph refers to earnings per share "excluding certain items" as reported by Disney in Commission filings.

3 Commission filings, FactSet.

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  that "[t]he Board, we believe, lacks objectivity as well as focus, alignment, and accountability."

The Filing Persons note the Staff's comment and respectfully advise the Staff that they believe that a reasonable factual basis exists for the above-referenced statement.

The Filing Persons believe that the board of directors of the Company (the "Board") lacks objectivity because of its apparent loyalty to Robert Iger ("Mr. Iger"), the Company's Chief Executive Officer, as described herein.

Several of the incumbent directors approved a generous compensation package for Mr. Iger that would have allowed him to earn up to $423 million over four years.4 Although Mr. Iger's compensation package was reduced after 52.2% of shareholders casting votes rejected the Company's 2017 advisory "say-on-pay" proposal,5 he nonetheless received $216 million during the period spanning fiscal years 2017 to 2021,6 despite the Company's poor performance outlined above and in the Soliciting Material. Further, the Board extended Mr. Iger's agreed-upon retirement date as Chief Executive Officer on five occasions from October 2011 to December 2017, and, in addition, recently approved an extension of his current contract through December 31, 2026.7 Again, these extensions were granted in the face of the material underperformance described herein. Media reports that "[Bob] Iger had personally selected every member of the Board" and is "personally close with several of them, including Nike Executive Chairman Mark Parker and General Motors CEO Mary Barra" (who are each members of Disney's Compensation Committee) further substantiates the Filing Persons' beliefs regarding the Board's apparent loyalty to Mr. Iger.8

In addition to the events described above regarding the Board's approval of Mr. Iger's compensation package and multiple extensions of his service as Chief Executive Officer, the Board abruptly fired Robert Chapek ("Mr. Chapek") in November 2022, not even three years after he succeeded Mr. Iger as Chief Executive Officer in February 20209 The Board ostensibly had no plans for succession when firing Mr. Chapek, as it reportedly reached out to Mr. Iger about a week before announcing his re-hiring as Chief Executive Officer.10 Mr. Chapek's original appointment as Chief Executive Officer was also questionable in light of the Company's stated focus on its streaming business, given his lack of experience in that industry, and reflects, the Filing Persons believe, the Board's inability to properly focus on and execute on a clear strategic plan.

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4 After pay vote, Disney investors question Iger's rich deal, Reuters (March 16, 2018).

5 The Company's Current Report on Form 8-K, filed with the Commission on March 9, 2018.

6 Compensation Tables provided in the Company's proxy statements, filed with the Commission on Schedule 14A on (i) January 25, 2021, (ii) January 19, 2022 and (iii) February 13, 2023.

7 Exhibits 10.3–10.7 and 10.12 to the Company's Annual Report on Form 10-K, filed with the Commission on November 21, 2023.

8  Disney's wildest ride: Iger, Chapek and the making of an epic succession mess, CNBC (Sept. 6, 2023).

9 The Company's 2023 Proxy Statement.

10 Disney's wildest ride: Iger, Chapek and the making of an epic succession mess, CNBC (Sept. 6, 2023).

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 The Board's mixed messaging regarding the length of Mr. Iger's tenure as Chief Executive Officer also exacerbates the Board's ineffective succession planning and, thereby, the Board's lack of focus and objectivity. The Board initially appointed Mr. Iger as Chief Executive Officer for a two-year term set to expire on December 31, 2024, announcing in January 2023 that it had established a Succession Planning Committee to advise the Board on succession planning for the Chief Executive Officer position.11 Despite reiterating its commitment to succession planning in February 2023 and its representation that the process of "developing and mentoring a successor CEO" was already underway,12 the Board seemingly backtracked on this messaging in November 2023 when it announced its extension of Mr. Iger's employment agreement to December 31, 2026. 13

The Filing Persons believe that these actions demonstrate the Board's history of placing Mr. Iger's interests before those of the Company's shareholders and, thus, a lack of objectivity.

The Filing Persons note that various non-management members of the Board have demanding responsibilities outside of Disney that could prevent them from properly focusing on the Company's growth and shareholder value. In particular, given the scale of the Company's operations and the current importance of succession planning to the Company's future success, the Filing Persons believe it is questionable whether Mark Parker, the current Chairman of the Board, has capacity to focus on this role while simultaneously serving as the Chairman of Nike, another S&P 500 company.14

The Filing Persons believe that the Board lacks alignment and accountability given the non-management directors' relatively small ownership stake in the Company. While the Company currently has a market capitalization of approximately $170 billion, such directors collectively own less than $15 million of the Company's stock. In addition, Mr. Iger sold more than $1 billion of Disney securities, which represented the vast majority of his ownership stake.15 With a de minimis ownership interest in the Company, the majority of the Board lacks an important financial incentive to pursue the best interests of the Company's shareholders and to maximize shareholder value. The Filing Persons also believe that there is a lack of alignment in the Board's executive compensation practices relative to shareholder value generation—again, the Board has approved outsized compensation packages for executives of a company that has substantially underperformed, including as described herein. Further, since 2011, the Company's advisory "say-on-pay" proposals have received, on average, shareholder support of only approximately 70%, compared to average support of approximately 90% for S&P 500 companies.16 Only one other constituent S&P 500 company, Oracle Corporation, has received less "say-on-pay" support than Disney, evidencing a stark disconnect between Board and shareholder perspectives and a lack of alignment of compensation with shareholder value creation.17 The incumbent Board members' consistent re-election, despite the Company's financial underperformance described above, gives the Board little incentive to focus on improving the Company's capital allocation practices and operational execution, which also contributes to the Filing Persons' beliefs that the Board lacks accountability.

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11 The Company's Current Report on Form 8-K, filed with the Commission on January 11, 2023.

12 The Company's 2023 Proxy Statement.

13 The Company's Current Report on Form 8-K, filed with the Commission on July 12, 2023.

14 At Walt Disney, the G in ESG stands for goofy, Reuters (Jan. 12, 2023).

15 Commission filings and FactSet. Represents the cumulative net value of Disney shares sold, from 2005 through 2022, based on Form 4s and Disney's 2023 annual proxy statement filed with the Commission.

16 Commission filings and Institutional Shareholder Services ("ISS") Voting Analytics database.

17 Commission filings and ISS Voting Analytics database.

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein

cc: Brian Schorr

Daniel Marx

Trian Fund Management, L.P.

Marc Weingarten

Schulte Roth & Zabel LLP

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